SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE KEYW HOLDING CORPORATION

(Name of Subject Company)

THE KEYW HOLDING CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

493723100

(CUSIP Number of Class of Securities)

William J. Weber

President and Chief Executive Officer

7740 Milestone Parkway, Suite 400

Hanover, MD 21076

(410) 539-2837

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Jonathan F. Wolcott, Esq.	Frederick S. Green, Esq.
Holland & Knight LLP	Weil Gotshal & Manges LLP
1650 Tysons Boulevard, Suite 1700	767 Fifth Avenue
Tysons, VA 22102	New York, NY 10153
(703) 720-8600	(212) 310-8000

☒         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of the KeyW Holding Corporation, a Maryland corporation, (the “Company”) by Atom Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and wholly owned subsidiary of Jacobs Engineering Group Inc., a Delaware corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated April 21, 2019, among the Company, Parent and Merger Sub (the “Merger Agreement”).  Pursuant to the Merger Agreement, Merger Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Company common stock for $11.25 per share in cash, without interest. If successful, the Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”).

(i)                  Press Release of the Company, dated April 22, 2019;

(ii)               Executive Communication to Employees of the Company, dated April 22, 2019;

(iii)            Form of Company Team Leader Communication to Company Sector/Function Employees, first used April 22, 2019;

(iv)           Company Team Leader Talking Points regarding Acquisition of the Company, first used April 22, 2019;

(v)              Form Letter to Company Customers, first used April 22, 2019;

(vi)           Company Talking Points for Customer Discussions, first used April 22, 2019;

(vii)   FAQ Sheet for Company Employees; and

(viii)     Presentation to Company Team Leaders, first used April 22, 2019.

(i)  Press Release of the Company, dated April 22, 2019:

KeyW Announces Definitive Merger Agreement with Jacobs

HANOVER, Md., April 22, 2019 (GLOBE NEWSWIRE) — The KeyW Holding Corporation (NASDAQ:KEYW) announced today that it has signed a definitive agreement and plan of merger (the “Merger Agreement”) with Jacobs (NYSE: JEC)  and Atom Acquisition Sub, Inc., a newly created wholly owned indirect subsidiary of Jacobs (“Merger Sub”), to be acquired by Jacobs for $11.25 per share in cash. The transaction has an enterprise value, net of tax assets, of approximately $815 million, including an estimated $272 million of KeyW net debt.  The merger consideration represents a premium of 43% to KeyW’s closing stock price on April 18, 2019.  KeyW is a leader in intelligence, cyber and mission IT and analytics in the intelligence and national security communities.

Pursuant to the terms of the Merger Agreement, Merger Sub will conduct an all-cash tender offer for 100% of KeyW’s common stock (the “Offer”) and, subject to the successful completion of the Offer, Merger Sub will merge with and into KeyW (the “Merger”) resulting in KeyW becoming a wholly owned indirect subsidiary of Jacobs. The Merger Agreement was unanimously approved by the members of each company’s Board of Directors voting on the transaction.

Under the terms of the Merger Agreement, Jacobs will commence the Offer as promptly as practicable. Any shares of KeyW common stock not tendered in the Offer will be acquired by Jacobs in the Merger and the holders thereof will be entitled to receive the per share merger consideration. The KeyW Board intends to recommend that KeyW shareholders tender their shares to Jacobs in the Offer.

“This transaction will propel KeyW’s capabilities further and create new opportunities for research and development our customers need to enhance their national security and intelligence capabilities,” said KeyW CEO and president Bill Weber. “With the currently strong federal funding scenario and KeyW’s solid reputation in ISR, Cyber and Analytics services technologies, I believe combining with Jacobs will provide our customers a wide array of capabilities and services via a broad range of contracting vehicles.”

“Cultural fit and exceptional shareholder value were of paramount importance in the selection criteria for partnership in KeyW’s next chapter,” said Weber.  “We believe that joining with Jacobs will enable KeyW’s talented team to deliver even more innovative technologies and capabilities to customers.”

Jacobs leads the global professional services sector delivering solutions for a more connected, sustainable world. With $15 billion in fiscal 2018 revenue and a talent force of more than 80,000, Jacobs provides a full spectrum of services including scientific, technical, professional and construction- and program-management for business, industrial, commercial, government and infrastructure sectors.

“Jacobs’ global reach and proven track record executing large complex enterprise contracts provide a powerful platform to unleash KeyW’s complementary rapid technology development,” said Jacobs Chair and CEO Steve Demetriou. “We are positioned to further accelerate KeyW’s success in leveraging its unique technical solutions and drive value creation for shareholders and customers alike, including a multi-billion-dollar space opportunity delivering next generation intelligence and analytics solutions. Given the compelling fit of Jacobs’ capabilities and contract execution expertise with KeyW’s differentiated, mission driven technology, we are optimistic that we can drive strong double-digit adjusted EBITDA growth well into the future.”

The closing of the transaction is subject to KeyW shareholders validly tendering more than 50% of the outstanding shares of KeyW common stock prior to the expiration of the Offer. Following the successful closing of the Offer, Jacobs will acquire any remaining shares of KeyW common stock not tendered in the Offer through a second-step merger at the same per share merger consideration. The closing of the transaction is also subject to customary closing conditions and approvals, including receipt of regulatory approval and is expected to be completed by August 31, 2019.

Guggenheim Securities, LLC served as the exclusive financial advisor to KeyW.  Weil, Gotshal & Manges LLP served as external legal counsel to KeyW. Fried, Frank, Harris, Shriver & Jacobson LLP is serving as external legal counsel to Jacobs and Barclays is serving as its exclusive financial advisor.

Cautionary Notes on Forward Looking Statements

The matters discussed in this communication may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

In addition to factors previously disclosed in KeyW Holding Corporation’s (“KeyW”) reports filed with securities regulators in the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of KeyW and Jacobs (“Jacobs”) to terminate the definitive merger agreement between KeyW and Jacobs; the outcome of any legal proceedings that may be instituted against KeyW, Jacobs or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to KeyW’s business; a delay in closing the merger; business disruptions from the proposed tender offer and merger that will harm KeyW’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer or merger; certain restrictions during the pendency of the tender offer or merger that may impact KeyW’s ability to pursue certain business opportunities or strategic transactions; the ability of KeyW to retain and hire key personnel; and the business, economic and political conditions in the sectors in which KeyW operates.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in KeyW’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of KeyW’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

The Offer for the outstanding shares of KeyW referenced in this press release has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of KeyW, nor is it a substitute for the tender offer materials that Jacobs and Atom Acquisition Sub, Inc. (“Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer.  At the time the Offer is commenced, Jacobs and Purchaser will file tender offer materials on Schedule TO, and KeyW will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE

SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF KEYW COMMON STOCK ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF KEYW COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of KeyW at no expense to them. In addition, KeyW and Jacobs file annual, quarterly and special reports and other information with the SEC.

Investors and security holders may obtain free copies of the tender offer materials and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC by KeyW or Jacobs through the website maintained by the SEC at http://www.sec.gov, KeyW’s website at keywcorp.com or Jacobs’s website at Jacobs.com. In addition, the documents (when available) may be obtained free of charge by contacting the investor relations department of KeyW or Jacobs.

KeyW

Investors:	Media:
Mark Zindler	Karen Coker
703.817.4908	443.733.1613
investors@keywcorp.com	communications@keywcorp.com

Jacobs

Investors:	Media:
Jonathan Doros, 817-239-3457	Amy Ochs, 214-912-9171
jonathan.doros@jacobs.com	amy.ochs@jacobs.com

(ii)  Executive Communication to Employees of the Company, dated April 22, 2019:

Bill Weber email Communication to Company Employees:

KeyW Colleagues,

This morning, we announced our entry into entry into a definitive agreement and plan of merger pursuant to which Jacobs is expected to acquire Key W. We anticipate the completion of the transaction by August 31, 2019.

I’m communicating with you about this now, the earliest I’ve legally been able to share this information, because we’ve all been bound to keep very close hold on the information until the official announcement was made via press release at 7 a.m. today.

All publicly traded companies, by virtue of their structure, are always for sale in the market. KeyW is no exception.  As leaders of a publicly traded company, the executive team and board of directors are required to evaluate all reasonable offers, and until Jacobs’ offer arrived, we had not received any that valued KeyW highly enough — not just in terms of dollars but also in terms of our people, achievements and reputation.

As we evaluated the Jacobs opportunity, we considered the benefits to all our constituents — employees, customers and shareholders. We weighed and discussed with Jacobs things like possible levels of reinvestment in IR&D, the scope of technical resources and cross-marketing opportunities, the expanded career growth opportunities for our employees, and the value to customers and shareholders such a transaction would bring.

We also spoke extensively about the way this combination — KeyW and Jacobs — creates opportunities that neither company would previously be positioned to pursue. Throughout the due diligence period, which included many meetings and personal discussions with Jacobs leaders, we believed this to be an outstanding path forward and an exciting one for the KeyW family — one cemented by the excellent work you do every day.

Later today we’ve scheduled three all-hands calls so I can to share the available transaction information with you. Please join me at 11:30 a.m., 5:00 p.m., or 7:30 p.m. EDT via the following dial-in details:

Conference America: XXXX

Participant code: XXXX

Steve Demetriou, Jacobs Chairman and CEO will visit some of our offices Tuesday, and Terry Hagen, COO and President of Aerospace, Technology and Nuclear, will visit Wednesday to Friday this week to meet you.

Thank you for your trust and focus on operations during this new chapter for KeyW. Look for regular updates about progress and talk to your leaders. We’re setting up a KeyStone site later this morning and will update it throughout the transaction period.

Sincerely,

Bill

Cautionary Notes on Forward Looking Statements

The matters discussed in this communication may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

In addition to factors previously disclosed in KeyW Holding Corporation’s (“KeyW”) reports filed with securities regulators in the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of KeyW and Jacobs (“Jacobs”) to terminate the definitive merger agreement between KeyW and Jacobs; the outcome of any legal proceedings that may be instituted against KeyW, Jacobs or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to KeyW’s business; a delay in closing the merger; business disruptions from the proposed tender offer and merger that will harm KeyW’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer or merger; certain restrictions during the pendency of the tender offer or merger that may impact KeyW’s ability to pursue certain business opportunities or strategic transactions; the ability of KeyW to retain and hire key personnel; and the business, economic and political conditions in the markets in which KeyW operates.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in KeyW’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of KeyW’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

The Offer for the outstanding shares of KeyW referenced in this press release has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of KeyW, nor is it a substitute for the tender offer materials that Jacobs and Atom Acquisition Sub, Inc. (“Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer.  At the time the Offer is commenced, Jacobs and Purchaser will file tender offer materials on Schedule TO, and KeyW will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF KEYW COMMON STOCK ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF KEYW COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of KeyW at no expense to them. In addition, KeyW and Jacobs file annual, quarterly and special reports and other information with the SEC.

Investors and security holders may obtain free copies of the tender offer materials and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC by KeyW or Jacobs through the website maintained by the SEC at http://www.sec.gov, KeyW’s website at keywcorp.com or

Jacobs’ website at Jacobs.com. In addition, the documents (when available) may be obtained free of charge by contacting the investor relations department of KeyW or Jacobs.

(iii)  Form of Company Team Leader Communication to Company Sector/Function Employees, first used April 22, 2019

Team,

Today, KeyW announced a transaction to merge with Jacobs. I know you must have many questions. transaction. We don’t have all the details yet, but we’re working to provide all available information as quickly as possible.

CEO Bill Weber is hosting three all-hands calls today at 11:30 a.m. EDT, 5 p.m. EDT, and 7:30 p.m. EDT to provide information about the transaction. I encourage you to participate. The dial-in information is as follows:

Conference America: XXXX

Participant code: XXXX

I realize we’ve entered a period of uncertainty and concern.  Please know that I will keep you updated with information as it becomes available. If you have any questions now or throughout the transaction process, please let me know.

Thank you.

<Leader signature block>

Cautionary Notes on Forward Looking Statements

The matters discussed in this communication may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

In addition to factors previously disclosed in KeyW Holding Corporation’s (“KeyW”) reports filed with securities regulators in the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of KeyW and Jacobs (“Jacobs”) to terminate the definitive merger agreement between KeyW and Jacobs; the outcome of any legal proceedings that may be instituted against KeyW, Jacobs or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to KeyW’s business; a delay in closing the merger; business disruptions from the proposed tender offer and merger that will harm KeyW’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer or merger; certain restrictions during the pendency of the tender offer or merger that may impact KeyW’s ability to pursue certain business opportunities or strategic transactions; the ability of KeyW to retain and hire key personnel; and the business, economic and political conditions in the markets in which KeyW operates.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in KeyW’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of KeyW’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

The Offer for the outstanding shares of KeyW referenced in this press release has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of KeyW, nor is it a substitute for the tender offer materials that Jacobs and Atom Acquisition Sub, Inc. (“Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer.  At the time the Offer is commenced, Jacobs and Purchaser will file tender offer materials on Schedule TO, and KeyW will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF KEYW COMMON STOCK ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF KEYW COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of KeyW at no expense to them. In addition, KeyW and Jacobs file annual, quarterly and special reports and other information with the SEC.

Investors and security holders may obtain free copies of the tender offer materials and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC by KeyW or Jacobs through the website maintained by the SEC at http://www.sec.gov, KeyW’s website at keywcorp.com or Jacobs’ website at Jacobs.com. In addition, the documents (when available) may be obtained free of charge by contacting the investor relations department of KeyW or Jacobs.

(iv)  Company Team Leader Talking Points regarding Acquisition of the Company, dated April 22, 2019

Leader Talking Points for Employee Questions

•                  Today KeyW entered a definitive agreement to be acquired by Jacobs

•                  The transaction is expected to close by August 31, 2019, pending standard regulatory reviews.

•                  Key W decided to enter into the transaction for these key reasons:

•                  Excellent reputation and contract portfolio increases the potential for focused and increased investment in IR&D

•                  Company believes in KeyW’s mission and people

•                  Company values unique and synergistic aspects of KeyW

•                  People-focused company: great cultural fit

•                  Great opportunity to take KeyW capabilities into new markets, with existing customer relationships and credibility that Jacobs already maintains

•                  We expect benefits for customers, employees and shareholders alike:

•                  Access to expanded targets and new customers within the Intelligence and Aerospace & Defense Communities

•                  Greater Employee Mobility to support new customers and contracts in current areas where KeyW does business as well as new geographic areas

•                  Complementary capabilities in agile software and solution development, cybersecurity and data analytics that enhance KeyW offerings and will bring additional value and potential work to existing and new customers

•                  New capabilities in advanced emerging technologies focused on machine learning and big data solutions will bring additional value and potential work to new and existing customers

•                  New prime contracts that expand our overall presence in the IC and DoD while providing additional contract vehicles that will leverage existing and new capabilities

Jobs/Benefits

•                  First, I want to assure you that this transaction was only made possible because of the hard work and excellence YOU provide to our customers; Jacobs interest in acquiring KeyW is in because of the hard work you do

•                  Once the transaction is completed, the integration phase will begin

•                  As an organization, we’ve done that well and have demonstrated our resiliency in times of change

•                  Our goal will be to provide continuous, uninterrupted service to the customers who depend on us, now as they have in the past

Integration Process

•                  Over the next several weeks we will work through the details required to close the transaction and make the KeyW / Jacobs combination final

•                  During that process, our mission continues, and we will ensure that our customers receive the top-quality service and delivery they expect from us

•                  Until we officially close the transaction, we must continue to operate business as usual—treating contract, customer and other proprietary information as confidential

•                  Prior to and following the close, you may expect an integration team to provide guidance on next steps and activities.

•                  Don’t reach out to counterparts at Jacobs until the transaction is officially completed

Communication

•                  Starting with Bill’s email this morning, we’re planning to communicate throughout the transaction.

•                  First, we need to contact our customers and reassure them that this transaction is a good one that will benefit them in multiple ways.

•                  If you need guidance on handling customer inquiries about the transaction at your job site, please reach out to your Division of Functional Leader.

•                  Bill is hosting three hands-call at 11:30 a.m. EDT, 5 p.m. EDT and 7:30 EDT this evening as noted in his email.  Please participate in one of them.

•                  Steve Demetriou, Chairman and CEO of Jacobs will be here tomorrow to meet with many of you

•                  Terry Hagen, the COO and President of Aerospace, Technology and Nuclear, will be onsite Wednesday through Friday

•                  I hope you’ll be available to say hello and let them know firsthand about our incredible team

•                  Later today, Communications will update KeyStone and publish a transaction site to house all the relevant information and updated FAQs

•                  I’m sharing with you what I know at this point and will communicate about the transaction as often as I get updates

(v)   Form Letter to Company Customers

Dear <Customer Name>:

I want to share some important KeyW news with you. Minutes ago, we announced the decision to enter into a definitive agreement and plan of merger pursuant to which Jacobs will acquire KeyW, a step that will enhance our ability to support your mission with the quality services and capabilities you’ve come to expect from KeyW.

I wanted to share this news as soon as possible because we anticipate the transaction to result in significant benefits for you:

•                  Additional contract vehicles

•                  Enhanced capabilities in agile software and solution development, cyber security and data analytics

•                  Increased number of IR&D projects in advanced emerging technologies for intelligence, cyber and analytics including machine learning and big data solutions

•                  Access to Jacobs’ extensive network of cyber and engineering products services

We expect the transaction to close by August 31, 2019, pending standard regulatory review and approvals. I can personally assure you that the months ahead will be business-as-usual, with no changes to our contractual terms, your KeyW relationships, current commitments, or delivery teams and battle rhythm. I place enormous value on our relationship and am committed to ensuring continuity and communication throughout KeyW’s integration with Jacobs.

I will contact you personally in the next few days. In the meantime, please feel free to reach out to me with any questions.

Very respectfully,

<NAME>

<signature block>

(vi)  Company Talking Points for Customer Discussions

Talking Points for Customer Discussions

Transaction Info

•                  Today KeyW entered a definitive agreement and plan of merger pursuant to which Jacobs will acquire KeyW

•                  The transaction is expected to close by August 31, 2019, pending standard regulatory reviews.

•                  Key W decided to enter into the transaction for these key reasons:

•                  Excellent reputation and contract portfolio increases the potential for focused and increased investment in IR&D

•                  Company believes in KeyW’s mission, people and customer commitment

•                  Company values unique and synergistic aspects of KeyW

•                  Jacobs sought a company that can help it transform as it repivots to higher margin and national security business

•                  We expect these benefits for our customers

•                  Complementary capabilities in agile software and solution development, cybersecurity and data analytics that enhance current KeyW offerings

•                  New capabilities in advanced emerging technologies focused on machine learning and big data solutions could bring additional value and potential innovations

•                  New prime contracts that expand our overall presence in the IC and DoD while providing additional contract vehicles that will leverage existing and new capabilities

Next Steps

•                  As we establish the integration plan of actions and milestones (POA&M) we’ll keep you posted of anything material

•                  Our #1 goal is to have zero interruptions to you and your mission

•                  No expected changes to the employee resources currently supporting your contract(s)

(vii) FAQ Sheet for Employees of the Company

For Internal Use Only

**Please do not distribute this document outside of the company. Additional tools to help you communicate the news with customers and partners are available on the intranet.**

Q: What did KeyW announce today?

A: KeyW entered into a definitive agreement and plan of merger with Jacobs (NYSE: JEC). This event is comparable to buying a home; even though the buyer and seller have agreed to the terms and expect to close the deal, the buyer does not assume ownership until the transaction formally closes. The transaction is expected to close by August 31, 2019, pending standard regulatory reviews.

Q: Why did KeyW enter into this agreement with Jacobs?

A: KeyW and Jacobs have a complementary mission and similar vision and values. We value our employees and focus on protecting the U.S. and our allies by supporting our customers’ critical missions. Our expertise is in responding quickly to the nation’s toughest problems with customized engineering and technology solutions. Additionally, KeyW’s and Jacobs government customer base, contracts and solutions also complement each other. Both companies share goals to expand the footprint in the Intelligence community and leverage key capabilities and technologies in other market sectors. Importantly, combining with a much larger company will allow KeyW to target larger opportunities that might have been out of reach at our current scale. Similarly, having the resources of a larger entity will enable us to pursue even more tough problems for our customer. Combining the two companies will set us on a path to achieve our goals faster. This opportunity accelerates KeyW’s growth plan and adds value for customers, employees and shareholders.

Q:  Who is Jacobs?

A:   Jacobs leads the global professional services sector delivering solutions for a more connected, sustainable world. With $15 billion in fiscal 2018 revenue and a talent force of more than 80,000, Jacobs provides a full spectrum of services including scientific, technical, professional and construction- and program-management for business, industrial, commercial, government and infrastructure sectors. For more information, visit www.jacobs.com, and connect with Jacobs on LinkedIn, Twitter, Facebook and Instagram.

Q: What does wholly owned subsidiary mean and how does that affect KeyW’s current brand and operations?

A: As a result of the merger, KeyW will become a wholly owned subsidiary of Jacobs. This means that KeyW’s common stock will no longer be held by the public or traded on NASDAQ.  KeyW will also no longer be obligated to make periodic filings (e.g., annual and quarterly reports, proxy statements, etc.)

Q: What benefits will KeyW’s acquisition bring to employees and customers?

A:  We expect significant benefits for customers, employees and shareholders alike:

•                  Access to expanded targets and new customers within the Intelligence and Aerospace & Defense Communities.

•                  Greater employee mobility to support new customers and contracts in current areas where KeyW does business as well as new geographic areas.

•                  Complementary capabilities in agile software and solution development, cybersecurity and data analytics that enhance KeyW offerings and will bring additional value and potential work to existing and new customers.

•                  New capabilities in advanced emerging technologies focused on machine learning and big data solutions will bring additional value and potential work to new and existing customers.

•                  New prime contracts that expand our overall presence in the IC and DoD while providing additional contract vehicles that will leverage existing and new capabilities.

Q: How does KeyW fit into Jacobs products and services profile?

A:  This transaction directly aligns with Jacobs’ Aerospace, Technology and Nuclear (ATN) transformational strategy of delivering innovative and unique, mission-oriented solutions for highly technical and high consequence government priorities, and further positions Jacobs as a leader in high-value Government Services. It allows ATN to expand further its leading portfolio of innovative solutions to its clients. This is a significant step for both companies and unites complementary capabilities, cultures and relationships, and proprietary technology and products to accelerate Jacobs’ profitable growth strategy.

Q: Will my job be affected?

A:  Once the transaction is completed, the integration phase will begin, and all operational evaluations will occur at that time. It’s important to note that the reason Jacobs was interested in acquiring us is because of the work we do, and their goal will be to ensure we keep our customers happy and stay on mission. Integration will necessarily bring changes, but the work that we do for customers must go on. The integration team will include regular communications and ensure awareness and information sharing.

Q: Will the acquisition result in changes to our benefits or salaries?

A:  Once the transaction is completed, the integration phase will begin, and employee benefits will be evaluated during that time. The integration team will provide more details in future communications.

Q: When will the integration process start?

A: While we have entered into an agreement to be acquired, the process ahead is much the same as agreeing to purchase a home. Over the next several weeks we will work through the details required to close the transaction. The closing is expected before August 31, 2019, pending regulatory review and approvals. During that process, our mission continues, and we will ensure that our customers receive the top-quality service and delivery they expect from us.

Q: Can we reach out to Jacobs counterparts to discuss business opportunities?

A:  Until we officially close the transaction, we must continue to operate business as usual—treating contract, customer and other proprietary information as confidential. Prior to and following the close, you may expect an integration team to provide guidance on next steps and activities.

Q: When and how will customers and partners be notified?

A:  Outreach activities for each sector are already under way.  If you need guidance on handling customer inquiries about the transaction, please reach out to your Division or Functional Leader.

Q: Will the company name change?

A: There are no changes to the company name at this time.

Q: Will KeyW governance and leadership change?

A: Not during the transaction period. KeyW’s current board of directors and executive team will remain in place and active during the transaction. Changes in leadership during the transition and integration will be announced when the information become available.

Q: Can we talk about the merger outside the company?

A: Yes, the plan to merge is public information.

Cautionary Notes on Forward Looking Statements

The matters discussed in this communication may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

In addition to factors previously disclosed in KeyW Holding Corporation’s (“KeyW”) reports filed with securities regulators in the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of KeyW and Jacobs (“Jacobs”) to terminate the definitive merger agreement between KeyW and Jacobs; the outcome of any legal proceedings that may be instituted against KeyW, Jacobs or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to KeyW’s business; a delay in closing the merger; business disruptions from the proposed tender offer and merger that will harm KeyW’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer or merger; certain restrictions during the pendency of the tender offer or merger that may impact KeyW’s ability to pursue certain business opportunities or strategic transactions; the ability of KeyW to retain and hire key personnel; and the business, economic and political conditions in the markets in which KeyW operates.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in KeyW’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of KeyW’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

The Offer for the outstanding shares of KeyW referenced in this press release has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of KeyW, nor is it a substitute for the tender offer materials that Jacobs and Atom Acquisition Sub, Inc. (“Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the

Offer.  At the time the Offer is commenced, Jacobs and Purchaser will file tender offer materials on Schedule TO, and KeyW will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF KEYW COMMON STOCK ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF KEYW COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of KeyW at no expense to them. In addition, KeyW and Jacobs file annual, quarterly and special reports and other information with the SEC.

Investors and security holders may obtain free copies of the tender offer materials and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC by KeyW or Jacobs through the website maintained by the SEC at http://www.sec.gov, KeyW’s website at keywcorp.com or Jacobs’ website at Jacobs.com. In addition, the documents (when available) may be obtained free of charge by contacting the investor relations department of KeyW or Jacobs.

(viii) Informational Briefing to Employees, first used April 22, 2019

1 KeyW Proprietary – Not for disclosure except as authorized by KeyW KeyW Transaction Announcement Information for Employees April 22, 2019

2 KeyW & Jacobs Agreement Today KeyW entered a definitive agreement to be acquired by Jacobs The transaction is expected to close by August 31, 2019, pending standard regulatory reviews. Key W decided to enter into the transaction for these key reasons: Excellent reputation and contract portfolio increases the potential for focused and increased investment in IR&D Company believes in KeyW’s mission and people Company values unique and synergistic aspects of KeyW People-focused company: great cultural fit Great opportunity to take KeyW capabilities into new markets, with existing customer relationships and credibility that Jacobs already maintains KeyW’s Announcement

3 KeyW Proprietary – Not for disclosure except as authorized by KeyW About Jacobs Jacobs leads the global professional services sector delivering solutions for a more connected, sustainable world. With $15 billion in fiscal 2018 revenue and a talent force of more than 80,000, Jacobs provides a full spectrum of services including scientific, technical, professional and construction- and program-management for business, industrial, commercial, government and infrastructure sectors. For more information, visit www.jacobs.com, and connect with Jacobs on LinkedIn, Twitter, Facebook and Instagram. Who is Jacobs?

4 KeyW Proprietary – Not for disclosure except as authorized by KeyW Benefits for Stakeholders Access to expanded targets and new customers within the Intelligence and Aerospace & Defense Communities Greater Employee Mobility to support new customers and contracts in current areas where KeyW does business as well as new geographic areas Complementary capabilities in agile software and solution development, cybersecurity and data analytics that enhance KeyW offerings and will bring additional value and potential work to existing and new customers New capabilities in advanced emerging technologies focused on machine learning and big data solutions will bring additional value and potential work to new and existing customers New prime contracts that expand our overall presence in the IC and DoD while providing additional contract vehicles that will leverage existing and new capabilities What does this mean for customers, employees and shareholders?

5 KeyW Proprietary – Not for disclosure except as authorized by KeyW Integration Process Over the next several weeks we will work through the details required to close the transaction and make the KeyW / Jacobs combination final During that process, our mission continues, and we will ensure that our customers receive the top-quality service and delivery they expect from us Until we officially close the transaction, we must continue to operate business as usual—treating contract, customer and other proprietary information as confidential Prior to and following the close, you may expect an integration team to provide guidance on next steps and activities Don’t reach out to counterparts at Jacobs until the transaction is officially completed What to Expect

6 KeyW Proprietary – Not for disclosure except as authorized by KeyW Communication Intranet site going live today Press release in keywcorp.com Newsroom Three all-hands calls today: 11:30 a.m. EDT, 5 p.m. EDT and 7:30 EDT Dial-in: Conference America: 888-537-7715 Participant code: 57459121# Please attend one of these sessions Available Resources

Questions? Contact your leader or Commnuications@keywcorp.com 7

NOTICE TO INVESTORS ABOUT THE OFFER:  The Offer for the outstanding shares of KeyW referenced in the communications included in this Schedule 14D-9 filing has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of KeyW, nor is it a substitute for the tender offer materials that Jacobs and Atom Acquisition Sub, Inc. (“Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer.  At the time the Offer is commenced, Jacobs and Purchaser will file tender offer materials on Schedule TO, and KeyW will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF KEYW COMMON STOCK ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF KEYW COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of KeyW at no expense to them. In addition, KeyW and Jacobs file annual, quarterly and special reports and other information with the SEC.

Investors and security holders may obtain free copies of the tender offer materials and the Solicitation/Recommendation Statement (when available) and other documents filed with the SEC by KeyW or Jacobs through the website maintained by the SEC at http://www.sec.gov, KeyW’s website at keywcorp.com or Jacobs’ website at Jacobs.com. In addition, the documents (when available) may be obtained free of charge by contacting the investor relations department of KeyW or Jacobs.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS: The matters discussed in the communications included in this Schedule 14D-9 may constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, activity levels, performance or achievements to be materially different from any future results, activity levels, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “could”, “expect”, “estimate”, “may”, “potential”, “will”, and “would”, or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. There may be events in the future that we are not able to predict or control accurately, and numerous factors may cause events, our results of operations, financial performance, achievements, or industry performance, to differ materially from those reflected in the forward-looking statements.

In addition to factors previously disclosed in KeyW Holding Corporation’s (“KeyW”) reports filed with securities regulators in the United States and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of KeyW and Jacobs (“Jacobs”) to terminate the definitive merger agreement between KeyW and Jacobs; the outcome of any legal proceedings that may be instituted against KeyW, Jacobs or their respective shareholders or directors; the ability to obtain regulatory approvals and meet other conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to KeyW’s business; a delay in closing the merger; business disruptions from the proposed tender offer and merger that will harm KeyW’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the tender offer or merger; certain restrictions during the pendency of the tender offer or merger that may impact KeyW’s ability to pursue certain business opportunities or strategic transactions; the ability of KeyW to retain and hire key personnel; and the business, economic and political conditions in the markets in which KeyW operates.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in KeyW’s most recent report on Form 10-K for the year ended December 31, 2018, and in each case any material updates to these factors contained in any of KeyW’s future filings.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Subsequent events and developments may cause our views to change. While we may elect to update the forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.